FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 24, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 24, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat Introduces New Satellite Transmitters in Extended Ku, Standard Ku, C, and Ka Bands

(Vancouver, Canada) April 24, 2006, 08:30 EST - Norsat International (TSX - NII.TO; OTC BB - NSATF.OB) today announced that it is offering four new block upconverters (BUCs), or transmitters, in the extended Ku, regular Ku, C, and Ka frequency bands.  The new transmitters address three emerging needs in the commercial, government, and military markets.

The first need is for small, high-powered transmitters that can accommodate power requirements for broadband data transmission and faster data rates.  Norsat's new 8W Ku-Band and 10W C-Band BUCs provide such power in a small package suitable for usage by VSATs, semi-portable and transportable satellite terminals.

The second need is for transmitters that can operate in a wider frequency range to address congestion in the traditional Ku-band (14.0 to 14.5 GHz).  Norsat's new 2W Extended Ku-Band BUC operates in the full 13.75 to 14.5 GHz Ku-band range.

"Our latest extended Ku-band BUC supplements our very popular 4W Extended Ku-Band BUC released last September," explains Dr. Amiee Chan, Vice-President of Operations.  "We are proud to be the first in the industry to offer these products, which enable us to address both the need for full Ku-band accessibility and higher power.  By pairing our extended Ku-band BUCs with any of our 8W to 50W solid-state power amplifiers (SSPAs), we are the first to offer transmission capabilities ranging from 2W to 50W in the extended Ku-band".

Third, growing interest in the Ka-band, has stimulated demand for commercially available Ka-band microwave components.  In keeping with its tradition of being first-to-market, including being first to offer Ka-band receivers or LNBs, Norsat is now first to introduce a 2W Ka-Band BUC.  This new transmitter, which operates in the 29.5 to 30.0 GHz frequency range, is the first release of a number of Ka-band BUCs under development.

Norsat's new transmitters will be on display at booth #C3848 at the NAB 2006 Exhibition, April 24-27 at the Las Vegas Convention Center, Las Vegas, Nevada.  Orders for all four new products can be placed now.

8W Ku-band BUC (1081XRT)

  10W C-band BUC (3100XPT)

2W Extended Ku-band (1021 XRTE)

  2W Ka-band (7020ST)

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

The information should be read in conjunction with the Company's audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company's website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

More Information Contact

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 - 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com